Filed by REDL Intermediate Holdings, LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bold Eagle Acquisition Corp.

Commission File No.: 001-42385

Date: October 23, 2026

The following is a news article covering an interview between Andy Boyd, the Chief Executive Officer of REDL Intermediate Holdings, LLC, Eli Baker, CEO of Bold Eagle Acquisition Corp., and John Jannarone, Editor-in-Chief of IPO Edge, in connection with the previously-disclosed proposed business combination between REDL Intermediate Holdings, LLC and Bold Eagle Acquisition Corp. The article was made available publicly by IPO Edge on its website on October 23, 2026.

Interview: REDLattice CEO Boyd, Bold Eagle CEO Baker Plus IPO Edge Valuation Analysis

CorpGov’s IPO Edge recently sat down to speak with both Andy Boyd, CEO of REDLattice and Eli Baker, CEO of Bold Eagle Acquisition Corp. (Nasdaq: BEAG) as a followup to an interview at Nasdaq with Mr. Boyd earlier this month. The two entities are combining to take REDLattice public in a deal expected to close around the end of this year. Below are additional questions that didn’t make it into the original Nasdaq interview, giving investors a deeper look at REDLattice.

Additionally, while Mr. Boyd and Mr. Baker couldn’t comment on any financial guidance, IPO Edge reviewed REDLattice’s investor presentation which provides details that help build a valuation analysis. Defense tech and security stocks have traded off recently, but we think the shares can trade into the low-to-mid teens based on backlog growth which creates visibility into 2027 and beyond. It’s also worth noting that AE Industrial Partners, the private equity firm that’s a current owner of REDLattice, is rolling all of its equity into the public company. AE and the SPAC sponsor, Eagle Equity Partners, together will invest another $60 million of cash into the transaction at $10 per share – an unusually strong vote of confidence.

Here are some key highlights that stood out to us:

▪	In 2025 the company converted approximately 29% of its year-end 2024 pipeline of $838 million into revenue.

▪	As the backlog grows, it’s likely that conversion ratio declines somewhat due to revenue recognition issues and multi-year contract terms. But assuming a conversion ratio of about 25% applied to a year-end 2025 pipeline of $1.2 billion, IPO Edge forecasts $300 million in revenue in 2026. At REDLattice’s own forecasted margins of ~24%, Ebitda should reach about $75 million in 2026.

▪	Backlog continues to grow, reaching $1.5 billion at the end of the second quarter. Assuming continued backlog growth for the rest of this year plus comparable conversion and margins, IPO Edge expects $85-95 million of Ebitda in 2027.

REDLattice’s most comparable peer is Cellebrite (Nasdaq: CLBT), which trades around 15x 2027 EBITDA, but isn’t growing anywhere near as fast. It’s also worth pointing out similarities to Palantir Technologies Inc. (Nasdaq: PLTR), which commands a multiple of more-than 60 times 2027 Ebitda.

Conservatively applying a multiple of 16-18 times to our estimate of $85-95 million in 2027 Ebitda, we arrive at an enterprise value of at least $1.5 billion compared with the value of $1.25 billion assigned in the Bold Eagle – REDLattice merger at $10 a share.

Below please find the full interview with Mr. Boyd and Mr Baker:

IPO Edge: Before we get to Andy, Eli, I’d love to understand what attracted you to the REDLattice business?

Three things attracted us to REDLattice: its mission, its technology, and its people.

First, the mission. Governments across the U.S. and allied democratic nations face an increasingly complex challenge: protecting national security and public safety while respecting privacy and fundamental rights. As sophisticated technologies and encrypted communications become more widely available, law enforcement and intelligence agencies face growing difficulties in obtaining the critical intelligence they need to combat terrorism, serious crime, and other national security threats. REDLattice is uniquely positioned to help address this challenge by providing advanced technological capabilities that enable government agencies to carry out their lawful missions while maintaining the essential balance between privacy and public safety.

Second, the technology and the business. REDLattice has developed differentiated, advanced defense and intelligence solutions designed to address some of the most complex operational challenges faced by government agencies. Its technological expertise, innovative capabilities, and commitment to responsible business practices position it as a trusted partner to government customers across the U.S. and allied democratic countries. The strength of its technology is reflected in its business performance, with $246 million in revenue for the last twelve months, ended December 31, 2025, alongside $233 million in contracted backlog. As of June 30, 2026, we had a sales opportunity of approximately $1.5 billion. These figures demonstrate both the strength of the existing business and the significant opportunities ahead.

Third, the people. Andy Boyd and his team bring exceptional experience, deep technological expertise, and a strong commitment to the mission. Andy’s background leading the CIA’s Center for Cyber Intelligence reflects the leadership and understanding of national security needs that distinguish the company. The decision of all existing shareholders to roll over 100% of their equity, with AE Industrial remaining the largest shareholder, further demonstrates their confidence in the company’s long-term potential.

Together, these three pillars position REDLattice as a differentiated defense and intelligence technology leader, combining a meaningful mission, advanced technological capabilities, and exceptional leadership. We are excited to support Andy and the team as REDLattice enters its next chapter as a publicly traded company.

IPO Edge: What sets REDLattice apart technically from its competitors and from other federal cyber and forensics vendors?

What truly sets REDLattice apart is the combination of two fundamental strengths: our people and our ethics.

First, our technological expertise. We operate in one of the most technically demanding industries in the world, developing advanced solutions that enable law enforcement and intelligence agencies to address some of their most complex operational challenges. Building the expertise required to succeed in this environment takes years of experience, exceptional talent, and continuous innovation. Once you have assembled and trained teams capable of overcoming challenges of this magnitude, you have built a foundation of talent, knowledge, and expertise that can be applied to virtually any emerging technological challenge, including the rapid evolution of artificial intelligence.

Second, and equally important, is our commitment to ethics and responsible use. From the outset, we have placed ethical principles at the core of our business, operating in one of the most sensitive and heavily regulated technological sectors. Our commitment to strict customer vetting, regulatory compliance, and responsible use has become a defining characteristic of our company. We believe this approach has positioned us as a leading example of how advanced intelligence technologies can be developed and provided responsibly, while earning the trust of some of the world’s most demanding government customers, including the U.S. Government.

Ultimately, it is this combination of extraordinary technological capabilities and an unwavering commitment to ethical principles that differentiate REDLattice and provides the foundation for our continued growth.

IPO Edge: Which products drive most of your revenue today, and which do you see as the biggest growth opportunities over the next 24 to 36 months?

Our core revenue drivers today are our advanced intelligence collection solutions, which address the growing demand among government law enforcement and intelligence agencies for sophisticated technological capabilities. As governments face increasingly complex security threats and rapidly evolving technologies, the need for effective intelligence solutions continues to expand. Our competitive advantage lies in our ability to deliver highly advanced capabilities while maintaining a strong commitment to responsible use, rigorous customer vetting, and a comprehensive ethical framework designed to ensure that our technologies support legitimate national security and law enforcement missions. In addition, as a trusted contractor to the U.S. government, including in classified environments, we provide specialized technologies and services supporting critical national security missions.

IPO Edge: Do you sell software or hardware? If it’s software, as your gross margins suggest, how well can you scale EBITDA margins?

We provide integrated, end-to-end technology solutions built around our proprietary software and advanced technological capabilities. Our solutions incorporate commercially available, off-the-shelf hardware and supporting infrastructure, enabling our government customers to deploy and operate our technologies effectively. As the primary value of our offering lies in our proprietary software rather than the underlying hardware, we believe our business model provides opportunities for scalability, operating leverage, and EBITDA margin expansion as we grow.

IPO Edge: How sticky are your customer relationships over multiple years? Can you give us some concrete examples?

As I mentioned, our customer retention is 98%. More importantly, we’re so deeply ingrained with our agencies and governments that a country’s national security would be at risk without us. Our relationships are built on trust and have lasted for years, and we’re embedded in workflows where continuity of capability is critical to national security missions.

IPO Edge: Now, before we get into some of the financials, how should investors think about the valuation of the deal relative to how you expect the business to perform in 2026 and 2027?

We’d encourage investors to think about the valuation in terms of the demand backdrop and how much visibility the business has, rather than a forecast. The demand environment is very strong: governments are raising defense and cyber budgets, and AI is speeding up the threats they face. REDLattice sells exclusively to government agencies, has customers in 23 countries, and has grown revenue 29% over the last twelve months. What gives us confidence is how the pipeline turns into revenue. Opportunities only go into REDLattice’s pipeline once an agency has identified funding for them, and the company has historically won more than 80% of the opportunities that reached a decision. Based on the company’s own data, about $838 million of pipeline at the end of 2024 converted into $246 million of revenue in 2025. The pipeline has kept growing since, and the company also has contracted backlog. The deal itself is priced at a $1.25 billion pre-money enterprise value, existing shareholders are rolling over 100% of their equity, and the convertible notes carry a conversion price above the $10.00 share price. We think that’s a fair reflection of a high-visibility business in a growing market.

IPO Edge: How did you calculate the $14 billion TAM, and how much of it is realistically addressable today, given your existing products, approved geographies, customer access, and procurement channels?

The estimated $14 billion total addressable market reflects the broader global demand for advanced cybersecurity, intelligence, and investigative technology solutions serving government and national security customers. Our actual addressable market represents a more focused segment of this broader opportunity, taking into account our product offerings, applicable regulatory requirements, internal compliance policies, and customer eligibility criteria. We believe there are meaningful opportunities for continued growth within the markets and customer segments in which we are authorized to operate, subject to applicable regulatory approvals and commercial considerations.

IPO Edge: Can you define pipeline, backlog, TCV awarded, and revenue recognition so investors can clearly see how the $1.5 billion pipeline converts into revenue?

Pipeline is every revenue-generating opportunity that isn’t yet under contract, from initial identification through contract execution. It includes prospects, leads, active pursuits, submitted proposals, and post-submittal awards pending adjudication. Backlog works differently. An opportunity moves into backlog only when the contract is fully executed. A verbal award, letter of intent, or communicated intent to award isn’t enough. We need a signed contract in hand. TCV awarded is beginning pipeline multiplied by the close rate (closed pipeline divided by beginning pipeline), and then by the win rate (closed-won pipeline divided by closed-won plus closed-lost pipeline). For example, $838mm of year-end 2024 pipeline converted into $246 million of 2025 revenue.

IPO Edge: You mentioned an 80%+ win rate and a 40%+ close rate. How do you calculate those metrics, over what time period, and are they based on the number of opportunities or on dollar value?

Win rate is closed-won pipeline divided by the sum of closed-won and closed-lost pipeline, and close rate is closed pipeline divided by beginning pipeline. We calculated both metrics for 2025, and they’re based on dollar value.

IPO Edge: How should investors think about EBITDA margin expansion and the capital investment required?

The business has relatively low capital intensity, and our cost base is driven mainly by labor rather than heavy capex. We can leverage our existing infrastructure and support functions as we scale, which supports operating leverage. Over the long term, we’re targeting 30% EBITDA margins.

IPO Edge: How should investors benchmark pipeline conversion going forward?

Our win rate has historically been over 80%, and we see no reason to believe it won’t stay there. Close rates can vary slightly, but we closed over 40% of our initial pipeline last year. We’re also able to generate new pipeline and convert it into revenue within the same year.

Additional Information About the Transaction and Where to Find It

In connection with the business combination, Bold Eagle and REDLattice have prepared and confidentially submitted a registration statement with the SEC, which includes a preliminary proxy statement and preliminary prospectus of Bold Eagle with respect to the securities to be offered in the business combination. After the registration statement is publicly filed, and ultimately declared effective, Bold Eagle will mail a definitive proxy statement/final prospectus to its shareholders as of a record date to be established for voting on the business combination. The registration statement, including the proxy statement/prospectus contained therein, will contain important information about the business combination and the other matters to be voted upon at a meeting of Bold Eagle’s shareholders. This communication does not contain all the information that should be considered concerning the business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Bold Eagle and REDLattice may also file other documents with the SEC regarding the business combination. Bold Eagle’s shareholders and other interested persons are advised to read, when available, the registration statement, including the preliminary proxy statement/preliminary prospectus contained therein, the amendments thereto and the definitive proxy statement/final prospectus and other documents filed in connection with the business combination, as these materials will contain important information about Bold Eagle, REDLattice, and the business combination. The documents filed by Bold Eagle and REDLattice with the SEC also may be obtained free of charge upon written request to Bold Eagle at Bold Eagle Acquisition Corp., 955 Fifth Avenue, New York, NY 10075.

Additional Information About the Extension and Where to Find It

Bold Eagle filed a definitive proxy statement (the “Extension Proxy Statement”) with the SEC and mailed the same to Bold Eagle’s shareholders on October 5, 2026 in connection with Bold Eagle’s solicitation of proxies for the vote by Bold Eagle shareholders to approve an amendment to its amended and restated memorandum and articles of association to extend (the “Extension”) the date by which Bold Eagle must consummate an initial business combination. Bold Eagle may also file other relevant documents regarding the Extension with the SEC. This communication does not contain all the information that should be considered concerning the Extension and is not intended to form the basis of any investment decision or any other decision in respect of the Extension. Before making any voting or investment decision, investors, security holders of Bold Eagle, and other interested persons are urged to read the Extension Proxy Statement and any amendments or supplements thereto when available in connection with Bold Eagle’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve the Extension, because these documents will contain important information about Bold Eagle and the Extension.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination transaction or the Extension. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

REDLattice and Bold Eagle and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Bold Eagle’s shareholders in connection with the business combination and/or in connection with the Extension. Investors and security holders may obtain more detailed information regarding the names and interests of Bold Eagle’s directors and officers in Bold Eagle’s filings with the SEC, including the Extension Proxy Statement, which is available at: https://www.sec.gov/Archives/edgar/data/1852207/000121390026106611/ea0306149-02.htm, and Bold Eagle’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 23, 2026, and which is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001852207/000121390026032983/ea0276711-10k_bold.htm, under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence.” Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Bold Eagle’s shareholders in connection with the business combination will be set forth in the registration statement, when available. Investors, shareholders and other interested persons are urged to read the Extension Proxy Statement, the registration statement, the proxy statement/prospectus included therein, and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the transactions. Investors, shareholders and other interested persons are able to obtain free copies of the Extension Proxy Statement and will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about REDLattice and Bold Eagle through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements that are based on REDLattice’s and Bold Eagle’s management’s beliefs and assumptions and on information currently available to management with respect to Bold Eagle and REDLattice and the business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding REDLattice and statements regarding the anticipated benefits and timing of the completion of the business combination, and REDLattice’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “create,” “strategy,” “opportunity,” “provide,” “expand,” “will,” “would,” “will be,” “will continue,” “will likely result,” “will accelerate” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including: uncertainties as to the timing of the business combination; the risk that the business combination may not be completed in a timely manner or at all; the risk that Bold Eagle may not obtain shareholder approval for the Extension; the risk that the business combination may not be completed by prior to Bold Eagle’s business combination deadline; the number of redemption requests made by Bold Eagle’s shareholders in connection with the business combination and Extension; the failure by the parties to satisfy the conditions to the consummation of the business combination, including the approval of Bold Eagle’s shareholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the negotiations or definitive agreements related to the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the business combination on REDLattice’s business; the risk factors discussed in Bold Eagle’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 23, 2026, the Extension Proxy Statement, the registration statement related to the business combination which is expected to be filed with the SEC, and the other documents filed, or to be filed by REDLattice or Bold Eagle with the SEC from time to time. The actual results could differ materially from those expressed in, or implied by, these forward-looking statements, and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur. In addition, many factors could cause actual future events to differ materially from the forward-looking statements in this communication. There may also be additional risks that REDLattice and Bold Eagle do not presently know or that REDLattice and Bold Eagle currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and none of REDLattice, Bold Eagle, or any of their respective representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of REDLattice or Bold Eagle, or any of their respective representatives gives any assurance that these expectations will be achieved on the time periods expected or at all.